June 2, 2010

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Philip Rothenberg

Re:        Empire American Realty Trust, Inc.
Registration Statement on Form S-11
File No. 333-160093

Dear Mr. Rothenberg:

On behalf of our client, Empire American Realty Trust, Inc. (the “Company”), we are submitting this letter in response to certain of the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) related to the sales literature contained in your letter, dated May 7, 2010 (the “Comment Letter”), with respect to Amendment No. 4 to the Registration Statement on Form S-11 filed by the Company with the Commission on April 15, 2010 (No. 333-160093) (as amended, the “Registration Statement”).  As noted in our letter to the Staff dated May 11, 2010, we are hereby responding to the Staff’s comments on the Company’s sales literature.   Revised drafts of the Company's sales materials were sent to the Staff yesterday. We note that the Commission issued a notice of effectiveness with respect to the Registration Statement with an effectiveness date of May 14, 2010.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

Sales Literature

Annex A

10.
We note the disclaimers stating that the properties in the sales literature are not owned by you.  Please revise to make such disclaimers more prominent.  For example, please increase the type size of the disclaimers and move the disclaimers so that they are in closer proximity to the pictures of the properties.  Please also update the pictures on your website to remove pictures of properties that are not yours and replace them with pictures of your own properties when available.

June 2, 2010

We advise the Staff that the Company has revised the sales literature to make the disclaimers more prominent, including by increasing the font size from 7 point font to 9 point font and moving the disclaimers so that they are in close proximity to the pictures. We further advise the Staff that the Company intends to update the pictures on its website to remove pictures of properties that it does not own and replace them with pictures of properties that it does own when such pictures are available.

Annex B

11.
Please confirm, if true, that the links will be limited to the corresponding sections of a current prospectus.  Alternatively, please provide us with copies of all the materials that will be linked to the Due Diligence page of the website.

We advise the Staff that the Company confirms that the links will be limited to corresponding sections of the current prospectus.

Annex C

Who is Empire? The Empire Track Record

12.
We note the statement that no investor failed to receive a distribution when due between January 1, 1998 and March 31, 2009.  Please balance this statement with a description of the sources of funds actually used to make distribution payments to these investors.  We note from the prior performance disclosure in the prospectus that the sponsor has relied significantly on property sales, refinancing, and additional sources other than cash flow from operating activities to fund distributions.

We advise the Staff that the Company has removed the track record and prior performance information from the presentation, including the statement regarding distributions.  The Company has revised the presentation to include the capital raising history of the sponsor’s prior programs without including any track record information.

13.	Please revise the slide and the script to describe the overall performance of the sponsor’s investments, including a summary of adverse business developments.

As discussed with the Staff on June 1, 2010, the Company has removed all track record and prior performance information from the presentation.  Accordingly, the Company has decided not to include a description of the overall performance of the sponsor’s investments.

Benefits of Empire American Realty Trust

June 2, 2010

Terms of the Offering

14.	Please describe in greater detail the limits to the share repurchase program.

We advise the Staff that the Company has included a description of the limitation of 5.0% of the number of shares of common stock outstanding on December 31st of the previous calendar year.

Annex D

15.	Please revise to remove the multiple references to “above average returns.” Considering that you have not yet commenced operations or begun to pay dividends, this statement is not appropriate.

We advise the Staff that the Company has removed the references to above average returns.

Annex E

16.	Please revise to briefly discuss the risks associated with an investment in you.

We advise the Staff that the Company has included a separate “risk factors” section to discuss the risks associated with an investment in the Company.

Annex F

17.
Please revise the postcard to include the name and address of a person from whom a written prospectus for the offering may be obtained.  Refer to Rule 134(b)(2) under the 1933 Act.  Also, please tell us the basis for including a photograph on the postcard, considering that there is no provision for photographs in communications made in reliance on Rule 134.

We advise the Staff that the Company has revised the postcard to include the name and address of a person from whom a written prospectus may be obtained.  Further, the Company has removed the photograph on the postcard.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.